SEC File Number 001-31617

CUSIP Number 110394103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Bristow Group Inc.

Full Name of Registrant:

Not applicable.

Former Name if Applicable:

2103 City West Blvd., 4th Floor

Address of Principal Executive Office (Street and Number):

Houston, Texas 77042

City, State and Zip Code:

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bristow Group Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the three months ended December 31, 2018 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense.

As disclosed by the Company in Item 8.01 of its Current Report on Form 8-K furnished to the U.S. Securities and Exchange Commission on February 11, 2019, the Company is reviewing its historical processes for monitoring compliance with certain non-financial covenants in certain of the Company’s secured financing and lease agreements to determine whether all accounting and financial reporting implications of such processes, covenants and any breaches of such covenants were appropriately considered. The Company has identified a material weakness in internal controls over financial reporting that it expects to report in the Form 10-Q related to the monitoring of compliance with certain non-financial covenants in certain of the Company’s secured financing and lease agreements. Additional time is needed for the Company to compile and analyze supporting documentation in order to complete the Form 10-Q, and for management and the Company’s independent registered public accounting firm to evaluate any implications for the Company’s financial statements for the current period and prior periods related to such material weakness and any non-compliance with such non-financial covenants. Further discussion of the material weakness and any financial statement implications, including any related revisions to the Company’s previously issued financial statements, will be included in the Form 10-Q and an amendment to the Form 10-K filed for the fiscal year ended March 31, 2018.

The Company intends to file the Form 10-Q no later than February 19, 2019.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification

L. Don Miller	(713)	267-7600
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 11, 2019, the Company issued a press release disclosing preliminary results for the three months ended December 31, 2018, which press release was also furnished to the Securities and Exchange Commission on a Current Report on Form 8-K on February 11, 2019. Such press release is incorporated by reference herein.

Bristow Group Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 11, 2019	BRISTOW GROUP INC.

		By:	/s/ L. Don Miller
L. Don Miller
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)